Central Iowa Energy, LLC 3426 East 28th St N Newton, IA 50208 641-791-1010 (phone) 641-791-1192 (fax) www.centraliowaenergy.com
March 28, 2002
Jennifer R. Hardy
Branch Chief, Legal
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20002

RE:	Central Iowa Energy, LLC
Responses to comments on Form 10-SB
Filed January 29, 2007
File No.: 0-52429
Dear Ms. Hardy:
We are in receipt of your letter dated February 26, 2007 providing comments regarding our Form 10-SB filed January 29, 2007. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response.
Form 10-SB
General
1.	Please provide updated financial statements and related disclosures as required by Item 301(g) of Regulation S-B.

RESPONSE: Updated financial statements for the period ending December 31, 2006 along with related disclosures as required by Item 301(g) of Regulation S-B have been provided as requested beginning in “Part F/S.”
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Item 1. Description of Business
Business Development, page 4
2.	We note that the registrant currently has a payable outstanding to REG in the amount of $5,526,294.00. After the registrant issues 1,000 of its membership units to REG, the amount of the payable outstanding to REG would be $4,526,294.00. Please revise or explain the amount at the top of page 4 which includes an additional $10,000.00 payable to REG.

RESPONSE: The figures originally included in the Form 10-SB were current as of December 28, 2006. We have provided updated figures current as of March 1, 2007 for the amount the company has paid to REG and the company’s payable outstanding to REG under the design-build agreement. As of March 1, 2007, the company had paid $34,195,220.17 to REG and had a payable outstanding in the amount of $3,880,779.83. After the company issues 1,000 of its membership units to REG, the amount of the payable outstanding to REG will be $2,880,779.83. It was an error to include an additional $10,000.00 payable to REG and this error has been corrected. These revised figures are included under “Item 1. DESCRIPTION OF BUSINESS – Business Development.”

3.	Include a cross reference to the MD&A section for disclosure of the anticipated use of the remaining $12,647,500 of funds received by the registrant to date.

RESPONSE: We have included a statement of the total proceeds we have raised ($50,554,000) and total proceeds we have spent ($32,549,700) as of our balance sheet date, December 31, 2006. We have included a cross reference under “Item 1. DESCRIPTION OF BUSINESS – Business Development” referring to “Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Sources of Funds,” for a break down of our sources of funds. We have also included a cross reference under the same section referring to “Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Use of Proceeds,” for a break down of how our funds will be utilized.
Business of the Issuer
Principal Products and Their Markets, page 5
4.	Explain what operational and quality issues you are referring to or include a cross-reference to the discussion elsewhere in the prospectus.

RESPONSE: The registration statement has been revised under “Item 1. DESCRIPTION OF BUSINESS – Principal Products and Their Markets” to discuss the operational and quality issues that may arise in the event vegetable oil is unavailable, and the company produces only animal fat biodiesel. Operational and quality issues may arise in such circumstances due to the fact that animal fat-
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based biodiesel has a higher pour point than soy-based biodiesel. Animal fat-based biodiesel would need to be stored at a higher temperature than that produced with vegetable oil – approximately 70• F or greater – and it would have to be blended with petroleum-based biodiesel in order to be used in colder climates. Therefore, the animal fat-based biodiesel may not be as attractive to customers in colder climates as would vegetable oil-based biodiesel. Storage would be more difficult and storage costs would likely be higher. If we were only able to produce animal fat-based vegetable oil, our ability to produce a profit could be negatively impacted.
Distribution of Principal Products, page 7
5.	Define the reference to FOB and also state that it applies only to ships or inland waterways transportation.

RESPONSE: The registration statement has been revised under ““Item 1. DESCRIPTION OF BUSINESS – Distribution of Principal Products” to define the reference to FOB. We have also included this language under “Item 1. DESCRIPTION OF BUSINESS – Business Development” where the term FOB also appears. We are of the opinion that the term FOB is often used in connection with, but does not exclusively apply to, ship or inland waterways transportation. This trade term was customarily used in marine shipments, and meant that a seller was obligated to put the goods free of expense on board a vessel for shipment to a buyer. Linda J. Rusch, 1 Hawkland Uniform Commercial Code Series § 2-319:3 (Frederick H. Miller ed., 2006 Thomson/West). The term is now also commonly used where shipment is to be made by truck, train, or plane. Id. Section 2-319(1)(a) of the Uniform Commercial Code (the “Code”) provides that the term F.O.B. at a named place is a delivery term under which when the term is F.O.B. the place of shipment, the seller must at that place ship the goods in the manner provided by Article 2 of the Code and bear the expense and risk of putting them into possession of the carrier. Section 2-319(1)(c) states that when the term is also FOB vessel, car or other vehicle, the seller must additionally, at his own expense and risk, load the goods on board the carrier. There is no limit on the form of transportation that the seller may undertake under these provisions. Therefore, we respectfully decline to state that the term FOB only applies to ships or inland waterways transportation.
Risk Factors
6.	Please add a risk factor discussing the amount and risks of your indebtedness.

RESPONSE: We have included a risk factor addressing the amount and risks of the company’s indebtedness under “Item 1A. RISK FACTORS — Risks Related to Central Iowa Energy as a Development-Stage Company.” The risk factor we have included is provided below:
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We have incurred a large amount of debt and we may never be able to pay off our debt. We have received a construction loan in the amount of $27,000,000 from our lender, F & M Bank – Iowa, for the construction of our biodiesel facility. We have granted our lender a mortgage and security interest in all of our assets in connection with this construction loan, including our real estate, our plant, fixtures located on our property, any rent or income we might receive in connection with the use or occupancy of our land, and all of our personal property. We have also received approximately $400,000 in debt financing from the Iowa Department of Economic Development, of which $100,000 may or may not be forgiven. We granted the Iowa Department of Economic Development a security interest in an irrevocable standby letter of credit in connection with this financing. There is no assurance that we will be successful in our efforts to construct and operate our biodiesel plant or that we will be able to operate our biodiesel plant profitably. If we fail to successfully complete and operate our biodiesel plant, we may be unable to pay off our debt and our lenders may foreclose on their security interests in all of our assets. This could result in a loss of all or a substantial part of our members’ investments.
Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units, page 25
7.	Please discuss how and the likelihood that reporting requirements imposed by the Securities Exchange Act of 1934 could resulting the loss of “all of your members’ investments.”

RESPONSE: We have revised this risk factor under “Item 1A. RISK FACTORS – Risks Related to Regulation and Governmental Action” to indicate that the significant time and resources that must be devoted to comply with the reporting requirements of the Securities Exchange Act of 1934 could result in significant costs. We have further revised the risk factor to indicate that these significant costs could reduce the company’s profitability and could therefore result in a decrease in the value of the company’s units, and not necessarily a loss of all of our members’ investments. The revised risk factor reads as follows:

Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units. When our fiscal year ended September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission under the Securities Act of 1934. This registration statement will be effective 60 days after filing which means that beginning March 29, 2007 we must comply with the additional regulation and reporting requirements of the Securities Exchange Act of 1934. For example, we will be subject to periodic and current reporting, proxy solicitation and annual report requirements. Due to the substantial time and resources that must be devoted to the preparation of these reports, we anticipate that complying with the reporting
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requirements of the Securities Exchange Act of 1934 will be very costly. This could reduce our profitability and result in a decrease in the value of our units.
Item 2. Management’s Discussion and Analysis, page 27
8.	We note your plan of operations on page 28 and your discussion of the use of proceeds on page 33. Please clarify somewhere in your discussion the amount of the total proceeds that had been spent as of your balance sheet date and the remaining amount of these proceeds that you expect to spend completing your facility. You should also provide some indication of estimated costs for hiring and training employees, if not included in your start-up costs, and for producing biodiesel, which we note you expect to begin producing in the second calendar quarter of 2007, to give your readers a better understanding of all expected costs over the next 12 months.

RESPONSE: We have included a discussion of the amount of total proceeds that had been spent as of December 31, 2006 (approximately $32,549,700) and the amount of the remaining proceeds that are expected to be spent completing the biodiesel facility ($18,004,300) under “Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Use of Proceeds.” Although hiring and training costs have been included in start-up costs, we have provided estimates of the costs of hiring and training our employees ($2,500 and $25,000, respectively) under the same section. We have additionally provided an estimate of the cost for producing biodiesel ($0.30 per gallon produced) in the same section.

9.	Please also consider appropriate risk factor disclosure regarding the anticipated costs.

RESPONSE: We have included a risk factor regarding our anticipated costs under “Item IA. RISK FACTORS — Risks Related to Central Iowa Energy as a Development-Stage Company.” The risk factor reads as follows:

We expect to incur significant costs to complete the construction and start-up of our biodiesel plant. We have raised approximately $50,554,000 in proceeds for the construction of our plant. As of December 31, 2006, we had spent $32,549,700 of our proceeds on the construction of our biodiesel plant. We anticipate that we will have to use all $18,004,300 of our remaining proceeds to complete the construction and start-up of our biodiesel facility, including the hiring and training of our employees. If we do not have sufficient funds to finish the construction of our plant, to successfully start-up our plant operations, and to adequately hire and train the employees necessary to operate our plant, our financial performance may be materially and adversely affected and this could result in a decrease in the value of our units.
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Plan of Operations, page 28
10.	Please update this discussion.

RESPONSE: We have updated our discussion of our plan of operations under “Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS – Plan of Operations” to reflect the status of various stages of our project as of March 1, 2007. We have also updated our estimate of the project’s percentage completion as of March 1, 2007 (96%).

11.	Please file the following agreements as exhibits to the Form 10-SB pursuant to Item 601(a)(10) of Regulation S-B.
a.	Supply Agreement with Central Iowa Water Association date June 29, 2006;

b.	Supply Agreement with Aquila, Inc. dated May 30, 2006;

c.	Industrial Track Agreement with the Iowa Interstate Railroad;

d.	Consulting Agreement with the Biodiesel Group, LLC; and

e.	Office Space Lease Agreement with Scot Farver.
RESPONSE: We have included the above agreements (a) through (e) as exhibits 10.17, 10.16, 10.18, 10.14, and 10.15, respectively, to the Form 10-SB/A as requested.
Item 5. Directors and Executive Officers, Promoters and Control Persons, page 37
12.	In each biographic sketch, specifically indicate the period of time the named officers have serviced in each capacity listed for at least the past five years.

RESPONSE: We have updated the biographic sketches under “Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS” to specifically indicate the period of time each of our directors and officers have served in the identified capacities.
Item 6. Executive Compensation, page 39
13.	Please confirm that you did not pay any compensation to any named executive officers in 2006. If not, please disclose this. If you did, please provide the Summary Compensation Table required by Item 402 of Regulation S-B.

RESPONSE: We have provided Summary Compensation Tables under “Item 6. EXECUTIVE COMPENSATION” to reflect (i) the membership unit compensation that had been paid to four of our directors in their capacities as consultants and owners of The Biodiesel Group, LLC as of our fiscal year ended September 30, 2006, (ii) the unit options that were granted to all of our directors as of our fiscal year ended September 30, 2006, and (iii) the membership unit compensation that was provided to one of our directors for rent pursuant to an office space lease agreement as of the company’s fiscal year ended September 30, 2006.
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14.	Expand the discussion in the second and third paragraphs to disclose the dates the agreements were entered into, the fair market value of the consideration paid by the registrant, the manner in which the consideration paid was determined and by whom. State in management’s opinion whether or not the terms of the transactions are believed to be at least as favorable to the registrant as those that could have been obtained from unaffiliated third parties.

RESPONSE: We have expanded the discussion under “Item 6. EXECUTIVE COMPENSATION” relating to our agreement with The Biodiesel Group, LLC to disclose that we entered into this agreement on July 7, 2005, the estimated value of the units paid by the company is approximately $500 per unit, the manner and amount of consideration was determined by the board of directors, and it is management’s opinion that the terms of the transaction were at least as favorable to the registrant as those that could have been obtained from unaffiliated third parties.

We have also expanded the discussion under “Item 6. EXECUTIVE COMPENSATION” relating to the office space lease agreement with Scot Farver to disclose that we entered into this agreement on December 14, 2005, the estimated value of the units paid by the company correspond to the time period in which the units were issued ($500 for each unit issued prior to the Iowa registered offering and $1,000 for each unit issued during and following the Iowa registered offering), the consideration was determined through the mutual agreement of the board of directors and Scot Farver, and it is management’s opinion as that the terms of the transaction were at least as favorable to the registrant as those that could have been obtained from unaffiliated third parties.
Item 7. Certain Relationships and Related Transactions
Renewable Energy Group, Inc., page 40
15.	State whether or not in management’s opinion the terms of your arrangements with REG are no less favorable to the company as those which could have been obtained from unaffiliated third parties.

RESPONSE: We have revised the discussion of our transactions with REG under “Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” to include management’s opinion that the company’s arrangements with REG are no less favorable to the company as those which could have been obtained from unaffiliated third parties.

16.	Briefly discuss any arrangements that have been made between the registrant and REG and their affiliates to eliminate potential conflicts of interest before they arise.
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RESPONSE: We have revised the discussion of our transactions with REG under “Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” to indicate that we have not made any arrangements with REG or their affiliates to eliminate potential conflicts of interest before they arise.

17.	The information in paragraphs 2-6 of this section is substantially identical to the information in paragraphs 1-5 under “Item 4. Recent Sales of Unregistered Securities” on pages 44 and 45 and therefore, should be deleted.

RESPONSE: We have deleted paragraphs 2-6 under “Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” as requested.
Financial Statements
Financial Statements for the Year Ended September 30, 2006
Note A. Summary of Significant Accounting Policies – Property and Equipment, page F-7
18.	Please disclose the useful life you plan to use for each major class of depreciable assets.

RESPONSE: We have disclosed the useful life the company plans to use for each major class of depreciable assets under “Note A. Summary of Significant Accounting Policies.” We have stated that the useful life for lab equipment is 7 to 20 years and the useful life for buildings is 20 to 40 years for buildings once construction is completed and various assets are placed into service.
Note C. Related Party Transactions, page F-9
19.	We note your discussion of consulting charges totaling $159,200 in the first paragraph. Please tell us what consideration you gave to disclosing these consulting charges in Item 7 on page 40.

RESPONSE: We have added a discussion of the consulting agreement for which these consulting charges relate in “Item 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.” The paragraph which we have included reads as follows:

Renewable Energy Development Group, LLC

We entered into two consulting agreements with Renewable Energy Development Group, LLC (REDG) for project coordination and project development consulting services. REDG is owned and operated by Tobin Bush and Scott Bush, sons of Warren L. Bush, one of our directors. Tobin Bush is also a member of Central Iowa Energy. Under the terms of the independent contractor
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agreement, REDG, as the project construction coordinator, agreed to provide the services of Tobin Bush as project coordinator for Central Iowa Energy. As project coordinator, Tobin was in charge of overseeing and coordinating with project engineers, suppliers, and other consultants for the project and was responsible for on-site development issues during the construction process. We paid REDG a base compensation of $1,000 per week for Tobin’s services plus reimbursement for any expenses relating to services rendered on our behalf. Tobin terminated his role as project coordinator in the summer of 2006. Additionally, under the terms of the agreement, REDG agreed to prepare and conduct a feasibility study regarding our proposed plant for the price of $25,000. REDG also agreed to prepare our business plan and to lead negotiations with lenders for debt financing for the Project. Pursuant to this agreement, we paid REDG an additional $30,000 to prepare our business plan and $45,000 to lead lender negotiations. We believe that the terms of our agreements with REDG may or may not be as favorable to us as those generally available from unaffiliated third parties. However, a majority of our disinterested directors approved these agreements with REDG, including at least two directors who had no interest in the transaction and who had access to our legal counsel. We believe that all future transactions with REDG will be no less favorable to us than those generally available from unaffiliated third parties. Any such future transactions will also be approved by a majority of our independent directors.
Note D. Financing, page F-10
20.	We read that you will have to make additional principal payments on your construction loan equal to 50% of your excess cash flow as defined in the loan agreement. Please revise to briefly explain how excess cash flow will be calculated, as we believe this is an important term of this debt agreement.

RESPONSE: We have revised “Note D. Financing” to explain how excess cash flow will be calculated. Excess cash flow as defined in the agreement is earnings before interest, taxes, depreciation and amortization (EBITDA) less the sum of (i) required debt payments and (ii) capital expenditures made in the ordinary course of business to maintain existing business operations.

21.	We read on page 33 that you expect to capitalize approximately $500,000 of interest expense related to the construction costs of your facility. Please confirm to us that once you begin capitalizing interest, you will provide the disclosures required by paragraph 21 of SFAS 34.

RESPONSE: Once we begin capitalizing interest we will provide the disclosures required by paragraph 21 of SFAS 34. The disclosures have been included in the December 31, 2006 (unaudited) financial statements.
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Note F. Commitments and Contingencies, page F-10
22.	We note your discussion of the management and operational services agreement with REG on page F-11. Please revise to clarify, if true, that you will account for the revenues received from REG for the sale of your biodiesel and the costs paid to REG under this contract on a gross basis in your statement of operations. Refer to EITF 99-19.

RESPONSE: We have revised our discussion in “Note F. Commitment and Contingencies” to clarify that we will account for the revenues received from REG for the sale of the company’s biodiesel and the costs paid to REG under this contract on a gross basis in the statement of operations.
Additional Items
In addition to certain clerical modifications that have no bearing on the substance of the Form 10-SB/A, we have also made the following changes:
1.	We have updated the ethanol industry information under “Item 1. DESCRIPTION OF BUSINESS — Our Primary Competition” to reflect the most recent biodiesel plant information available on the Biodiesel Board website. The Biodiesel Board has shown an increase in the amount of biodiesel plants under construction and in operation as of January 31, 2007.

2.	We have revised the total units outstanding and the proceeds raised by the company. It was brought to our attention that one of our directors oversubscribed in the seed capital offering by $15,000. Instead of issuing 30 additional units in the seed capital offering, as we previously understood, the company retained the additional $15,000 and applied it to the exercise price of the director’s unit options. Therefore, we have subtracted 30 units from our total issued and outstanding units and $15,000 from our total proceeds raised in the seed capital offering. This is reflected throughout the document. This change has also been reflected in the beneficial ownership table. It has also resulted in the decrease in the proceeds available for working capital and start-up cost and, accordingly, has resulted in a decrease of the project proceeds and cost by $15,000.

3.	We have also increased the total units outstanding to reflect the 38 additional units that were recently issued to our director, Scot Farver, on March 1, 2007 for rent pursuant to an office space lease agreement. This is reflected throughout the document and in the beneficial ownership table.

4.	We have provided information current as of March 2007 to reflect recently hired employees and the additional officers appointed in February 2007. It also reflects the recent resignation of the company’s president/chief executive officer previously appointed in February 2007 and the appointment of John Van Zee as our current president and chief executive officer as of March 21, 2007. This
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information is discussed under “Business Development” and “Employees” under “Item 1. DESCRIPTION OF BUSINESS” and “Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS.”

5.	We have also provided an updated balance on the company’s construction loan under 2. “Item MANAGEMENT’S DISCUSSION AND ANSLYSIS – Management’s Discussion and Analysis of Financial Condition and Results of Operations”. As of March 1, 2007, the principal balance of the construction loan was $14,210,407.62.
In addition, Central Iowa Energy, LLC acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ John E. Van Zee
John E. Van Zee
President and CEO, Central Iowa Energy
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